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                                                              Exhibit (a)(5)(E)


                  3,165,535 new JOMED shares priced at CHF 98


Beringen, Switzerland, September 14, 2000. The US$ 175 million equity offering of new shares of JOMED N.V. (SWX: JOM) was priced yesterday. The proceeds of the offering will be used to finance in part JOMED's estimated US$ 205 million acquisition of California-based EndoSonics Corporation (NASDAQ: ESON). The newly issued shares of JOMED are being offered at CHF 98 per share. In total, 3,165,535 bearer shares with a nominal value of EUR 0.01 each will be placed publicly in Switzerland and privately to certain institutional investors internationally, including to qualified institutional investors internationally, including to qualified institutional buyers in the United States under Rule 144A of the U.S. Securities Act. In addition, JOMED has granted * , the sole underwriter for the offering, an over-allotment option which could increase the amount of proceeds from the offering to approximately US$ 200 million. At the closing price of CHF 100 on September 13, 2000, the market capitalization of JOMED amounted to CHF 2.3 billion. * and * are acting as joint lead managers and bookrunners in connection with the offering.

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JOMED is the leading European developer and manufacturer of stents for interventional cardiology. It currently offers a range of more than 600 products in more than 60 countries. In 1999, JOMED achieved a turnover of EUR
43.7 million and a net profit of EUR 2.1 million. In the first half of 2000, JOMED's turnover rose by 51% to EUR 29.9 million and net profit rose by 178% to EUR 2.6 million over the first half of 1999. After giving effect to the acquisition of EndoSonics, the enlarged JOMED will have nearly 1000 employees and annualized combined sales in excess of EUR 110 million based on annualized sales for the first half of 2000. As a result of the acquisition of EndoSonics, JOMED intends to become among the largest and fastest growing medical technology companies in the world supplying innovative products for minimally invasive interventions in blood vessels.

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THE FOREGOING DIES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY ANY SECURITIES. THE SHARES TO BE ISSUED IN THE OFFERING DISCUSSED ABOVE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY OF THE RELEVANT SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THE SHARES MAY NOT BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, TO OR FOR THE ACCOUNT OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), IN OR INTO THE UNITED STATES, OR BY USE OF THE UNITED STATES MAILS OR BY ANY MEANS OR INSTRUMENTALITY OF UNITED STATES INTERSTATE COMMERCE, ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT MAY NOT BE DISTRIBUTED IN THE UNITED STATES, CANADA OR JAPAN.

* Intentionally omitted